SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of May, 2004
                                          ---------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  NOTIFICATION OF INTERESTS OF
                                ----------------------------
                                DIRECTORS AND CONNECTED PERSONS
                                -------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE   18 MAY 2004
CONTACT: MICHAEL S. PERMAN TEL: 020 7065 3942


                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)        Name of company       AMVESCAP PLC

2)        Name of director      BEVIS LONGSTRETH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

          NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAMED IN 2 ABOVE.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

                                         -

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

                                   AS 3 ABOVE

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/ non-discretionary

          PARTICIPATION IN THE AMVESCAP PLC DEFERRED FEES SHARE PLAN UNDER WHICH DIRECTORS ARE ENTITLED TO DEFER ALL OR PART OF THEIR FEE INTO AMVESCAP PLC ORDINARY SHARES.

7)        Number of shares/amount of                  4,129
          stock acquired

8)        Percentage of issued class                  0.0005%

9)        Number of shares/amount of                  -
          Stock disposed

10)       Percentage of issued class                  -%

11)       Class of security                           ORDINARY SHARES

12)       Price per share                             343.75P

13)       Date of transaction                         17 MAY 2004

14)       Date company informed                       18 MAY 2004

15)       Total holding following this notification

                         126,712

16)       Total percentage holding of issued class following this notification

                         (0.0157%)

If a director has been granted options by the company please complete the following boxes

17)       Date of grant                  -

18)       Period during which or date on which exercisable

                                         -

19)       Total amount paid (if any) for grant of the option

                                         -

20)       Description of shares or debentures involved: class, number

                                         -

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise.
                                         -

22) Total number of shares or debentures over which options held following this notification.

                                         -

23)       Any additional information

                                         -

24)       Name of contact and telephone number for queries

          MICHAEL S. PERMAN
          020 7065 3942

25) Name and signature of authorised company official responsible for making this notification.

          MICHAEL S. PERMAN
          AMVESCAP PLC
          COMPANY SECRETARY

          Date of Notification     18 MAY 2004

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 18 May, 2004                   By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary